Filed Pursuant to Rule 433
Registration Statement No. 333-213358
Suplementing the Preliminary Prospectus Supplement dated June 6, 2018 (to Prospctus dated August 29, 2016)

EDWARDS LIFESCIENCES CORPORATION

FINAL TERM SHEET

June 6, 2018

$600,000,000 4.300% Notes due 2028

This Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated June 6, 2018 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuer:	Edwards Lifesciences Corporation

Trade Date:	June 6, 2018

Settlement Date:	June 15, 2018 (T+7)

It is expected that delivery of the notes will be made against payment therefor on or about June 15, 2018, which will be the seventh business day following the date hereof (such settlement cycle being herein referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the date that is two business days preceding the settlement date should consult their own advisor.

Principal Amount:	$600,000,000

Maturity Date:	June 15, 2028

Price to Public:	99.767% of the Principal Amount

Net Proceeds (before expenses):	$594,702,000

Coupon (Interest Rate):	4.300%

Yield to Maturity:	4.329%

Spread to Benchmark Treasury:	135 basis points

Benchmark Treasury:	UST 2.875% due May 15, 2028

Benchmark Treasury Price and Yield:	99-03+ and 2.979%

Interest Payment Dates:	Semi-annually on each June 15 and December 15 of each year, commencing on December 15, 2018.

Optional Redemption:	On or after March 15, 2028 (three months prior to the maturity date), the notes will be redeemable at the Issuer’s option, in whole or in part, at any time prior to their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum, as determined by an Independent Investment Banker (as defined in the Preliminary Prospectus Supplement) of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (excluding any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined in the Preliminary Prospectus Supplement) plus 25 basis points; plus in each case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the date of redemption. If the notes are redeemed on or after March 15, 2028, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP Number:	28176E AD0

ISIN Number:	US28176EAD04

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Underwriting (Conflicts of Interest):	Because certain affiliates of the underwriters are lenders under our revolving credit facility and could receive at least five percent of the net proceeds from this offering, not including underwriting compensation, the underwriters could be deemed to have a “conflict of interest” under the Financial Industry Regulatory Authority Rule 5121 (“Rule 5121”). Accordingly, this offering is being conducted in compliance with the provisions of Rule 5121. In accordance with Rule 5121, no underwriter will confirm sales to any accounts over which it exercises discretionary authority without first receiving a written consent from those accounts.

Ratings*:	Baa2 by Moody’s Investors Service, Inc.
BBB- by Standard & Poor’s Ratings Services

*Note: A securities rating is not a recommendation to buy, sell or hold the notes and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, North Carolina 28255-0001, Attn: Prospectus Department, or by calling at (800) 294-1322 or J.P. Morgan Securities LLC at 383 Madison Ave., New York, New York 10179, Attention: Investment Grade Syndicate Desk, or by calling collect at 1 (212) 834-4533.